August 12, 2011

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

Re:	Bio-AMD, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed March 23, 2011
File No. 000-52601

Attention:    Ms. Jennifer Thompson, Accounting Branch Chief

Ladies and Gentlemen:

On behalf of Bio-AMD, Inc., a Nevada corporation (the “Company,” “we,” “us”, or “our”), we submit the following responses to the comments of the Staff of the Securities and Exchange Commission as set forth in your letter dated August 3, 2011 (the “Comment Letter”), addressed to Thomas Barr, Chief Executive Officer of the Company, relating to the above-captioned Annual Report on Form 10-K filed by the Company.  Set forth below are the Staff’s comments, indicated in bold, together with the responses thereto by the Company.

Form 10-K for the Year Ended December 31, 2010

Financial Statements for the Year Ended December 31, 2010

Consolidated Statements of Operations, page F-4

1.
We note that your calculation of the amount of net loss attributable to your common shareholders includes an adjustment for your subsidiary’s preferred stock dividend attributable to the non-controlling interest. Please explain to us in detail why this adjustment for the subsidiary’s preferred stock dividend reduces the amount of net loss attributable to your common shareholders instead of increasing the amount of net loss attributable to your common shareholders. Also tell us whether you have recorded a liability to reflect your obligation related to this 5% cumulative preferred dividend, and if not, explain why not. Revise the financial statements within this Form 10-K and your subsequent Forms 10-Q as necessary.

We wish to advise the Staff that the subsidiary preferred stock is wholly owned by the parent corporation, Bio-AMD, Inc. As a result, the intercompany income related to the preferred dividend is eliminated in consolidation. For loss per share computations we have included the subsidiary preferred dividend attributable to the non-controlling interest ownership percentage as income to the Bio-AMD, Inc. common shareholders, reducing the net loss attributable to Bio-AMD’s common shareholders.

An asset for the preferred dividend receivable has been recorded on the books of Bio-AMD, Inc. and a liability for the preferred dividend payable has been recorded on the books of the subsidiaries. These accounts have been eliminated in consolidation, as the preferred stock is wholly owned by Bio-AMD, Inc.

Ms. Jennifer Thompson
Securities and Exchange Commission
August 12, 2011

2.
Please revise the footnotes to your financial statements to discuss the rights and obligations of your subsidiary’s preferred stock. For example, you should clarify whether this preferred stock has voting rights, and you should clarify whether this preferred stock participates in the subsidiary’s earnings beyond the 5% cumulative dividend. You should also clearly disclose when this preferred stock was issued to the non-controlling interests to clarify to your readers why there is no subsidiary preferred dividend recorded in your financial statements prior to 2010. We note your disclosure on page F-9 concerning your purchase of WDX’s preferred stock, and we are requesting that you provide additional disclosures to explain the line item on your consolidated statements of operations titled “Subsidiary preferred dividend attributable to the non-controlling interest.”

We acknowledge the Staff’s comment and will revise the disclosures in the financial statements in subsequent Forms 10-K and 10-Q to disclose the additional rights and obligations of the subsidiary preferred stock. The additional disclosures will be that Bio-AMD Holdings preferred stock can convert to common on a one-for-one basis and carries one vote per share and that the WDX preferred shares do not vote.

As stated in the response to Comment 1 above, there is no third party ownership of the subsidiary preferred stock. Bio-AMD, Inc. owns 100% of both WDX preferred stock and Bio-AMD Holdings preferred stock. No preferred stock was issued to the non-controlling interests.

We will also add disclosure in subsequent Forms 10-K and 10-Q that the line item “Subsidiary preferred dividend attributable to the non-controlling interest” relates to the percentage of the parent’s dividend income attributable to the third party ownership of WDX and Bio-AMD Holdings which has been fully eliminated in consolidation but is added back to determine loss attributable to the Bio-AMD, Inc. shareholders.

Ms. Jennifer Thompson
Securities and Exchange Commission
August 12, 2011

Note 6 – Acquisitions, page F-16

3.	We note your disclosures concerning your acquisition of a 63% interest in Bio-AMD. We have the following comments:

•
Please tell us whether you and Bio-AMD had any shareholders in common prior to your February 25, 2010 acquisition of a 63% interest in Bio-AMD, and if so, tell us the percentage of each company’s equity held by such shareholders immediately prior to this acquisition. If you and Bio-AMD were entities under common control prior to your acquisition of Bio-AMD, revise your disclosures to clarify this matter and explain to us in detail how you accounted for this transaction. Refer to the subsections of ASC 805-50 related to transactions between entities under common control.

•
If you and Bio-AMD were not entities under common control prior to your acquisition of Bio-AMD, given your statement that at the date of acquisition Bio-AMD had no operations and no assets other than its patents, we assume that you accounted for this transaction as an asset acquisition. Please confirm our understanding, or if our assumption is incorrect, explain to us in detail how you accounted for this transaction and cite the supporting accounting literature upon which you relied. If you accounted for this transaction as an asset acquisition, please explain to us why the acquired patents are not reflected on your consolidated balance sheet. Refer to the subsections of ASC 805-50 related to the acquisition of assets rather than a business.

There were no common shareholders of Bio-AMD, Inc. and Bio-AMD Holdings at the February 25, 2010 acquisition date. As disclosed in the notes to the financial statements, Robert Galvin, our Chief Financial Officer, owed 33-1/3 % of Bio-AMD Holdings before the acquisition. Mr. Galvin does not own any of our shares, although he does own vested and unvested common stock warrants of Bio-AMD, Inc.

We confirm that we did account for the Bio-AMD Holdings acquisition as an asset acquisition. We wish to highlight the following facts and circumstances:

•	During February of 2010, Bio-AMD, Inc. acquired a 63% ownership in Bio AMD Holdings through the purchase of preferred shares for the amount of £865,000.

•	At the date of purchase, Bio AMD Holdings’ only assets were patents and patent applications. These had been purchased from a bankruptcy estate for £2,000 in April of 2009.

•	At the date of purchase, Bio AMD Holdings had no operations.

•
At the date of acquisition, Bio-AMD, Inc. invested £865,000 in to Bio-AMD Holdings. Management has concluded that the historical cost of the patents owned reflected their fair value. The patents had been acquired relatively recently, out of a bankruptcy estate. They had not been placed into service and an independent valuation was not practical. The patent have had no operations or revenue associated with them on which to base a value. Any value to the patents and patent applications would only be developed using the cash provided by Bio-AMD, Inc.

The patents are carried on the balance sheet on the line item “Security deposits and other assets”.

Ms. Jennifer Thompson
Securities and Exchange Commission
August 12, 2011

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that the responses contained in this letter will be considered by the Staff to be satisfactory responses to the comments contained in the Comment Letter.  We also believe that the Staff will consider the revisions being requested by the Staff in the Comment Letter and agreed to by the Company in the responses above do not warrant a revision of the Form 10-K.  We confirm that we will incorporate these revisions in our subsequent Forms 10-K and 10-Q.

If the Staff has any questions or comments with respect to our responses, please contact me at tom.barr@bioamd.com.

Sincerely yours,

/s/ Thomas Barr

Thomas Barr
Chief Executive Officer